FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of
November 2008
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), N J Holland
†
(Chief Executive Officer), K Ansah
#
, J G Hopwood, G Marcus, R P Menell, D N Murray,
D M J Ncube, R L Pennant-Rea
†
, C I von Christierson, G M Wilson
†
British,
#
Ghanaian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Fax +27 11 484-0639
www.goldfields.co.za

Enquires

Willie Jacobsz
Tel:     +508
358-0188
Mobile +857 241 7127

Email:
willie.jacobsz@gfexpl.com
MEDIA RELEASE
Gold Fields announces Form 20-F filing

Johannesburg, 20 November 2008. Gold Fields Limited (Gold
Fields) (NYSE, JSE, DIFX: GFI) today announced that it has filed its annual report on Form 20-F for the year ended 30 June 2008 with the
U.S. Securities and Exchange Commission. The document can be accessed on the Gold Fields website:
www.goldfields.co.za

Gold Fields shareholders (including holders of Gold Fields American
Depositary shares) may also receive hard copies of the Form 20-F
Annual Report, free of charge, upon request. For a copy of the report, requests should be directed to Francie Whitley, tel: +2711 644-2505 or email
franciew@goldfields.co.za
.

Enquiries:

Willie Jacobsz
tel: +857 241-7127
-ends-
About Gold Fields
Gold Fields Limited is one of the world’s largest unhedged producers of gold with attributable production of 3,64 million ounces per annum from eight operating mines in
South Africa, Ghana and Australia. A ninth mine, Cerro Corona Gold/Copper mine in
Peru, commenced production in August 2008 at an initial rate of approximately 375,000 gold equivalent ounces per annum. Gold Fields aims to reach a production rate of approximately 4.0 million ounces per annum during the March quarter of 2009. The company has total attributable ore reserves of 83 million ounces and mineral resources of 251 million ounces. Gold Fields is listed on the JSE Limited (primary listing),New York
Stock Exchange (NYSE) and Dubai International Financial Exchange (DIFX) New
Euronext in Brussels (NYX) and Swiss Exchange (SWX). For more information please visit the Gold Fields website at
www.goldfields.co.za
.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20 November 2008

GOLD FIELDS LIMITED
By:

Name:    Mr W J Jacobsz
Title:      Senior Vice President: Investor
               Relations and Corporate Affairs